Exhibit 12.1

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES
         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Millions of Dollars, Except Ratios)
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                                               Three Months                       Year Ended December 31,
                                                  Ended             ----------------------------------------------------
                                              March 31, 2003         2002           2001           2000          1999
                                              --------------         ----           ----           ----          ----
Earnings:
Income from continuing operations
   before income tax expense,
   minority interest in net income of
   Valero L.P., distributions on preferred
   securities of subsidiary trusts and
   income  from equity investees.............    $ 283.7           $ 191.5      $   913.0        $ 530.4       $  17.9
Add:
   Fixed charges.............................      108.6             408.9          143.2          114.6          80.2
   Amortization of capitalized interest......        1.5               5.7            5.3            5.1           5.2
   Distributions from equity investees.......        1.0               4.8            2.8            9.2           4.0
Less:
   Interest capitalized......................       (3.9)            (16.2)         (10.6)          (7.4)         (5.8)
   Distributions on preferred securities
     of subsidiary trusts....................       (7.5)            (30.0)         (13.4)          (6.8)            -
   Minority interest in net income of
     Valero L.P..............................       (2.4)            (14.1)             -              -             -
                                                    ----             -----        -------          -----         -----
Total earnings...............................    $ 381.0           $ 550.6      $ 1,040.3        $ 645.1       $ 101.5
                                                   =====             =====        =======          =====         =====

Fixed charges:
   Interest expense, net.....................    $  75.1           $ 285.7        $  88.5        $  76.3        $ 55.4
   Interest capitalized......................        3.9              16.2           10.6            7.4           5.8
   Rental expense interest factor (1)........       22.1              77.0           30.7           24.1          19.0
   Distributions on preferred securities
     of subsidiary trusts....................        7.5              30.0           13.4            6.8             -
                                                    ----             -----           ----           ----          ----

Total fixed charges..........................    $ 108.6           $ 408.9        $ 143.2        $ 114.6        $ 80.2
                                                   =====             =====          =====          =====          ====

Ratio of earnings to fixed charges (2).......        3.5x              1.3x           7.3x           5.6x          1.3x
                                                     ===               ===            ===            ===           ===
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(1)  The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.
(2)  Valero paid no dividends on preferred  stock with respect to its continuing operations during the periods indicated;  therefore,  the ratio of earnings to combined fixed charges and preferred  stock dividends is the same as the ratio of earnings to fixed charges.

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